

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Ellen Gordon
Chief Executive Officer
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago, Illinois 60629

> **Re: Tootsie Roll Industries, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2023**
> **File No. 001-01361**

Dear Ellen Gordon:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 23, 2023

Pay vs Performance, page 18

1. We note your disclosure in footnote 1 that compensation actually paid is the same as the total compensation reported in the Summary Compensation Table. Please ensure that the pay versus performance table includes separate columns for the PEO's total compensation and the average total compensation for the non-PEO named executive officers for each covered fiscal year as reported in the Summary Compensation Table pursuant to Regulation S-K Item 402(v)(2).

2. It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

3. It appears that you may have intended the list of performance metrics at the bottom of page 18 to serve as your Tabular List of performance measures required pursuant to Regulation S-K Item 402(v)(6). Please ensure that you provide disclosure of at least three,

but no more than seven, financial performance measures that are used to link compensation actually paid to company performance for the most recently completed fiscal year in accordance with Regulation S-K Item 402(v)(6). Please note that non-financial performance measures may also be included only if such measures are among your three to seven most important performance measures, and you have disclosed your most important three (or fewer, if you only use fewer) financial performance measures.

Please contact Jane Park at 202-551-7439 or Charlie Guidry at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program